SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Alphabet Inc.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

Class A Common Stock: 02079K305

Class B Common Stock: 02079K206

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. Class A: 02079K305; Class B: 02079K206

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric E. Schmidt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,497,722 of Class A Common Stock (1) (2) 704,202 of Class B Common Stock
	6.	SHARED VOTING POWER 59,496,884 of Class A Common Stock (1) (3) 53,410,980 of Class B Common Stock (3)
	7.	SOLE DISPOSITIVE POWER 1,497,722 of Class A Common Stock (1) (2) 704,202 of Class B Common Stock
	8.	SHARED DISPOSITIVE POWER 59,496,884 of Class A Common Stock (1) (3) 53,410,980 of Class B Common Stock (3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,994,606 of Class A Common Stock (1) (4) 54,115,182 of Class B Common Stock (5)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.03% of Class A Common Stock (1) (4) 6.22% of Class B Common Stock (5)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. Ownership of Class A Common Stock assumes conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

(2)	Comprises (i) 793,520 shares of Class A Common Stock held directly by Mr. Schmidt and (ii) 6704,202 shares of Class B Common Stock held directly by Mr. Schmidt.
(3)

Comprises (i) 47,723,980 shares of Class B Common Stock held by The Schmidt Family Living Trust, (ii) 5,687,000 shares of Class B Common Stock held by Schmidt Investments, L.P. of which The Schmidt Family Living Trust is the sole general partner, (iii) 3,223,546 shares of Class A Common Stock held by The Schmidt Family Foundation, of which Mr. Schmidt is a member of the board of directors and vice president, (iv) 2,324,858 shares of Class A Common Stock held by The Eric and Wendy Schmidt Fund for Strategic Innovation, of which Mr. Schmidt is a member of the board of directors and president, (v) 122,500 shares of Class A Common Stock held by the Schmidt Ocean Institute, of which Mr. Schmidt is a member of the board of directors and vice president, and (vi) 415,000 shares of Class A Common Stock held by Special Strategies II, LLC, of which Mr. Schmidt is the co-trustee of The Schmidt Equities Revocable Trust, its sole member.

(4)	Represents shares described in (2) and (3) above.
(5)

Comprises (i) 704,202 shares of Class B Common Stock held directly by Mr. Schmidt, (ii) 47,723,980 shares of Class B Common Stock held by The Schmidt Family Living Trust, (iii) 5,687,000 shares of Class B Common Stock held by Schmidt Investments, L.P. of which The Schmidt Family Living Trust is the sole general partner, (iv) 3,223,546 shares of Class A Common Stock held by The Schmidt Family Foundation, of which Mr. Schmidt is a member of the board of directors and vice president, (v) 2,324,858 shares of Class A Common Stock held by The Eric and Wendy Schmidt Fund for Strategic Innovation, of which Mr. Schmidt is a member of the board of directors and president, (v) 122,500 shares of Class A Common Stock held by the Schmidt Ocean Institute, of which Mr. Schmidt is a member of the board of directors and vice president, and (vi) 415,000 shares of Class A Common Stock held by Special Strategies II, LLC, of which Mr. Schmidt is co-trustee of The Schmidt Equities Revocable Trust, its sole member.

SCHEDULE 13G

CUSIP NO. Class A: 02079K305; Class B: 02079K206

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Schmidt Family Living Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION N/A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares of Class A Common Stock 0 shares of Class B Common Stock
	6.	SHARED VOTING POWER 53,410,980 of Class A Common Stock (1) (2) 53,410,980 of Class B Common Stock (2)
	7.	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock 0 shares of Class B Common Stock
	8.	SHARED DISPOSITIVE POWER 53,410,980 of Class A Common Stock (1) (2) 53,410,980 of Class B Common Stock (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,410,980 of Class A Common Stock (1) (2) 53,410,980 of Class B Common Stock (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.91% of Class A Common Stock (1) (2) 6.14% of Class B Common Stock (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. Ownership of Class A Common Stock assumes conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

(2)

Comprises (i) 47,723,980 shares of Class B Common Stock held by The Schmidt Family Living Trust and (ii) 5,687,000 shares of Class B Common Stock held by Schmidt Investments, L.P. of which The Schmidt Family Living Trust is the sole general partner.

SCHEDULE 13G

CUSIP NO. Class A: 02079K305; Class B: 02079K206

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Schmidt Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION N/A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares of Class A Common Stock 0 shares of Class B Common Stock
	6.	SHARED VOTING POWER 3,223,546 of Class A Common Stock (1) 0 shares of Class B Common Stock
	7.	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock 0 shares of Class B Common Stock
	8.	SHARED DISPOSITIVE POWER 3,223,546 of Class A Common Stock (1) 0 shares of Class B Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,223,546 of Class A Common Stock (1) 0 shares of Class B Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.05% of Class A Common Stock (1) 0.00% of Class B Common Stock
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Comprises 3,223,546 shares of Class A Common Stock held by The Schmidt Family Foundation, of which Mr. Schmidt is a member of the board of directors and vice president.

SCHEDULE 13G

CUSIP NO. Class A: 02079K305; Class B: 02079K206

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Eric and Wendy Schmidt Fund for Strategic Innovation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION N/A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares of Class A Common Stock 0 shares of Class B Common Stock
	6.	SHARED VOTING POWER 2,324,858 of Class A Common Stock (1) 0 shares of Class B Common Stock
	7.	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock 0 shares of Class B Common Stock
	8.	SHARED DISPOSITIVE POWER 2,324,858 of Class A Common Stock (1) 0 shares of Class B Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,858 of Class A Common Stock (1) 0 shares of Class B Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.04% of Class A Common Stock (1) 0.00% of Class B Common Stock
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Comprises 2,324,858 shares of Class A Common Stock held by The Eric and Wendy Schmidt Fund for Strategic Innovation, of which Mr. Schmidt is a member of the board of directors and president.

SCHEDULE 13G

CUSIP NO. Class A: 02079K305; Class B: 02079K206

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Schmidt Ocean Institute
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION N/A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares of Class A Common Stock 0 shares of Class B Common Stock
	6.	SHARED VOTING POWER 122,500 of Class A Common Stock (1) 0 shares of Class B Common Stock
	7.	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock 0 shares of Class B Common Stock
	8.	SHARED DISPOSITIVE POWER 122,500 of Class A Common Stock (1) 0 shares of Class B Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,500 of Class A Common Stock (1) 0 shares of Class B Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00% of Class A Common Stock (1) 0.00% of Class B Common Stock
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Comprises 122,500 shares of Class A Common Stock held by the Schmidt Ocean Institute, of which Mr. Schmidt is a member of the board of directors and vice president.

SCHEDULE 13G

CUSIP NO. Class A: 02079K305; Class B: 02079K206

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Special Strategies II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION N/A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares of Class A Common Stock 0 shares of Class B Common Stock
	6.	SHARED VOTING POWER 415,000 of Class A Common Stock (1) 0 shares of Class B Common Stock
	7.	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock 0 shares of Class B Common Stock
	8.	SHARED DISPOSITIVE POWER 415,000 of Class A Common Stock (1) 0 shares of Class B Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,000 of Class A Common Stock (1) 0 shares of Class B Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.01% of Class A Common Stock (1) 0.00% of Class B Common Stock
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Comprises 415,000 shares of Class A Common Stock held by the Special Strategies II, LLC, of which of Mr. Schmidt is co-trustee of The Schmidt Equities Revocable Trust, its sole member.

Item 1.

(a)	Name of Issuer: Alphabet Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1600 Amphitheatre Parkway, Mountain View, CA 94043

Item 2.

(a)	Name of Person(s) Filing:

Eric E. Schmidt

The Schmidt Family Living Trust

The Schmidt Family Foundation

The Eric and Wendy Schmidt Fund for Strategic Innovation

Schmidt Ocean Institute

Special Strategies II, LLC

(b)	Address of Principal Business Office or, if none, Residence:

1010 El Camino Real, Suite 200, Menlo Park, CA 94025

(c)	Citizenship:

Eric E. Schmidt	United States of America

The Schmidt Family Living Trust	N/A

The Schmidt Family Foundation	N/A

The Eric and Wendy Schmidt Fund for Strategic Innovation	N/A

Schmidt Ocean Institute	N/A

Special Strategies II, LLC	N/A

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share

Class B Common Stock, par value $0.001 per share

(e)	CUSIP Number:

Class A Common Stock: 02079K305

Class B Common Stock: 02079K206

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

Item 4.	Ownership.

Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by the reporting person were deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Common Stock beneficially owned by the reporting person and (ii) calculating the percentages of the Class A Common Stock owned by such person. Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 5,899,346,258 shares of Class A Common Stock and 870,175,910 shares of Class B Common Stock of Alphabet outstanding at December 31, 2023.

		Class A (1)	Class B
(a)	Amount beneficially owned:
	Eric E. Schmidt (2)	60,994,606	54,115,182
	The Schmidt Family Living Trust (3)	47,723,980	47,723,980
	The Schmidt Family Foundation (4)	3,223,546	0
	The Eric and Wendy Schmidt Fund for Strategic Innovation(5)	2,324,858	0
	Schmidt Ocean Institute(6)	122,500	0
	Special Strategies II, LLC(7)	415,000
(b)	Percent of class:
	Eric E. Schmidt	1.03%	6.22%
	The Schmidt Family Living Trust	0.80%	5.48%
	The Schmidt Family Foundation	0.05%	0.00%
	The Eric and Wendy Schmidt Fund for Strategic Innovation	0.04%	0.00%
	Schmidt Ocean Institute	0.00%	0.00%
	Special Strategies II, LLC	0.01%	0.00%
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote
	Eric E. Schmidt	1,497,722	704,202
	The Schmidt Family Living Trust	0	0
	The Schmidt Family Foundation	0	0
	The Eric and Wendy Schmidt Fund for Strategic Innovation	0	0
	Schmidt Ocean Institute	0	0
	Special Strategies II, LLC	0	0
	(ii) Shared power to vote or to direct the vote
	Eric E. Schmidt	59,496,884	53,410,980
	The Schmidt Family Living Trust	47,723,980	47,723,980
	The Schmidt Family Foundation	3,223,546	0
	The Eric and Wendy Schmidt Fund for Strategic Innovation	2,324,858	0
	Schmidt Ocean Institute	122,500	0
	Special Strategies II, LLC	415,000	0
	(iii) Sole power to dispose or to direct the disposition of
	Eric E. Schmidt	1,497,722	704,202
	The Schmidt Family Living Trust	0	0

	Class A (1)	Class B
The Schmidt Family Foundation	0	0
The Eric and Wendy Schmidt Fund for Strategic Innovation	0	0
Schmidt Ocean Institute	0	0
Special Strategies II, LLC	0	0
(iv) Shared power to dispose or to direct the disposition of
Eric E. Schmidt	60,994,606	54,115,182
The Schmidt Family Living Trust	47,723,980	47,723,980
The Schmidt Family Foundation	3,223,546	0
The Eric and Wendy Schmidt Fund for Strategic Innovation	2,324,858	0
Schmidt Ocean Institute	122,500	0
Special Strategies II, LLC	415,000	0

(1)	Assumes conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.
(2)

Comprises (i) 793,520 shares of Class A Common Stock held directly by Mr. Schmidt, (ii) 704,202 shares of Class B Common Stock held directly by Mr. Schmidt, (iii) 47,723,980 shares of Class B Common Stock beneficially held by The Schmidt Family Living Trust of which Mr. Schmidt is a co-trustee, (iv) 3,223,546 shares of Class A Common Stock held by The Schmidt Family Foundation, of which Mr. Schmidt is a member of the board of directors and vice president, (v) 2,324,858 shares of Class A Common Stock held by The Eric and Wendy Schmidt Fund for Strategic Innovation, of which Mr. Schmidt is a member of the board of directors and president. (vi) 122,500 shares of Class A Common Stock held by the Schmidt Ocean Institute, of which Mr. Schmidt is a member of the board of directors and vice president, and (vii) 415,000 shares of Class A Common Stock held by Special Strategies II, LLC, of which Mr. Schmidt is the co-trustee of The Schmidt Equities Revocable Trust, its sole member.

(3)

Includes (i) 47,723,980 shares of Class B Common Stock held by The Schmidt Family Living Trust and (ii) 5,687,000 shares of Class B Common Stock held by Schmidt Investments, L.P. of which The Schmidt Family Living Trust is the sole general partner.

(4)	Comprises 3,223,546 shares of Class A Common Stock held by The Schmidt Family Foundation, of which Mr. Schmidt is a member of the board of directors and vice president.
(5)	Comprises 3,324,858 shares of Class A Common Stock held by The Eric and Wendy Schmidt Fund for Strategic Innovation, of which Mr. Schmidt is a member of the board of directors and president.
(6)	Comprises 122,500 shares of Class A Common Stock held by the Schmidt Ocean Institute, of which Mr. Schmidt is a member of the board of directors and vice president.
(7)	Comprises 415,000 shares of Class A Common Stock held by Special Strategies II, LLC, of which Mr. Schmidt is the co-trustee of The Schmidt Equities Revocable Trust, its sole member.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Exhibit	Document Description

99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

ERIC E. SCHMIDT

/s/ Eric E. Schmidt
Eric E. Schmidt

THE SCHMIDT FAMILY LIVING TRUST

By:	/s/ Eric E. Schmidt
Eric E. Schmidt, Co-Trustee

THE SCHMIDT FAMILY FOUNDATION

By:	/s/ Eric E. Schmidt
Eric E. Schmidt, Director and Vice President

THE ERIC AND WENDY SCHMIDT FUND FOR STRATEGIC INNOVATION

By:	/s/ Eric E. Schmidt
Eric E. Schmidt, Director and President

SCHMIDT OCEAN INSTITUTE

By:	/s/ Eric E. Schmidt
Eric E. Schmidt, Director and Vice President

SPECIAL STRATEGIES II, LLC

By The Schmidt Equities Revocable Trust
Its: Sole Member

By:	/s/ Eric E. Schmidt
Eric E. Schmidt, Co-Trustee